TIDAL TRUST III 485BPOS

Exhibit 99(p)(viii)

CODE OF ETHICS

FOR

ROUTE 20 PRIVATE WEALTH INC.

Revised March 2024

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I.	Standards of Business Conduct

Route 20 Private Wealth, Inc. (“R20” or, the “Firm”) requires of all its supervised persons, including its investment advisory representatives, to adhere to this standard of business conduct. Our standard reflects our fiduciary obligations and the fiduciary obligations of our supervised persons. As used herein, “Managers” refers to Peter Weitz.

It is the responsibility of the Firm to maintain public trust in the financial markets by preserving its own integrity; thus, the essence of the Firm’s Code of Ethics is a commitment to integrity.

The Firm highly values ethical conduct and its reputation of integrity, honesty, trust, and professionalism. Such conduct and reputation is an invaluable business asset. The Firm is responsible to a variety of parties in these endeavors, in particular to our clients, our competitors, our regulators and the communities in which we operate.

The Firm’s ethical responsibilities require the support and personal commitment of all of our supervised persons. Each supervised person must keep foremost in mind that the integrity and reputation of the Firm is in question if ethical standards are not upheld. Each supervised person shares responsibility for preserving the integrity of the Firm. The commitment to serve by ethical principles is the most serious responsibility that a supervised person assumes upon joining the Firm. Supervised persons are expected to be guided by a sense of honor and motivated by a spirit of honesty.

Maintaining personal integrity involves more than a strict observance of the securities laws and regulations and the internal corporate policies which relate to them. Integrity involves an awareness and active support of the ethical principles that lie behind the legal rules. Integrity also requires loyalty to the Firm and to its clients, fair and honest treatment of competitors and their clients, and respect and concern for fellow associates. Integrity is not an occasional requirement but an ongoing, continuing commitment.

It is a managerial responsibility to make ethical behavior and efficient performance complementary. Supervisors must measure excellence by qualitative values as well as by quantitative results. They must encourage all supervised persons to be alert to ethical ambiguity and to ask tough questions.

The Firm shall respond promptly to a supervised person’s concerns about possible violations of laws and regulations and violations of this Code of Ethics. It is management’s responsibility to sustain an open, accountable environment where a spirit of honor and honesty can thrive. Only in such an environment can an attitude prevail by which every individual member of the Firm shares responsibility for the integrity of the firm.

Advisers are expected to live by the highest standards of ethical conduct in their relationships with each other, clients, the firm and the public. If they perceive lapses in those standards, they are expected to report them to their supervisor.

The Firm’s reputation for integrity and the trust and confidence of its clients will be major factors in our success. They require a commitment to act by ethical principle while providing superior client service.

A. Fiduciary Duty

When acting as an investment adviser representative of the Firm, you are held to a fiduciary standard. A fiduciary has the following responsibilities to his or her clients:

Know your Customer: Collect and maintain all material financial information, management restrictions, and investment objectives of the investor to ensure the ongoing suitability of transactions, positions, and recommendations

Prudent Man Rule: Act as a “prudent man” would on behalf of your clients at all times. The prudent man standard forms the basis of the professional and personal behavior that is expected of any person acting in a fiduciary capacity and is elevated to a “prudent expert” standard where advice to ERISA plans are involved.

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Conflicts of Interest: A fiduciary must eliminate conflicts of interest, real or perceived, whenever possible. If a given conflict cannot be reasonably avoided, it must be disclosed, in writing, to the client.

Loyalty: A fiduciary must provide his/her clients, at all times, the utmost and exclusive loyalty by always putting the client’s interest over his/her own at all times.

ERISA Fiduciary

The fiduciary duties required by the Department of Labor to offer investment advice to a plan qualified under the Employee Retirement Income Security Act of 1974 (ERISA) are even more stringent. A fiduciary to an ERISA plan must avoid all conflicts of interest rather than merely disclosing those that may ultimately exist. In particular, a fiduciary to an ERISA plan may not receive any financial incentive to offer one investment or service over another. If you are currently offering investment advice to an ERISA plan, you are deemed a fiduciary to that plan and must ensure that you have no additional financial incentives to offer one product or service over another.

Dishonest and Unethical Practices

Supervised persons are prohibited by law from employing any device, scheme, or artifice to defraud another person; engaging in any act, practice, or course of business which operates or would operate as a fraud or deceit upon another person; or taking or having custody of any securities or funds of any client or investor.

On the basis of current securities law, fiduciary common law, and regulatory guidance related thereto, the Firm deems the following actions dishonest, unethical, or otherwise not in the best interests of the client:

●	Making a recommendation to a client without reasonable grounds to believe that it is suitable for him/her on the basis of information furnished by the client.

●	Inducing trading in a client’s account that is excessive in size or frequency in view of the financial resources, investment objectives, and/or character of the account.

●	Placing an order to purchase or sell a security for a client’s account without authority to do so, or failing to promptly place an order for a client’s account where instructed and authorized to do so.

●	Placing an order to purchase or sell a security for a client’s account upon instruction of a third party without first having obtained a written third-party trading authorization signed by the client.

●	Misrepresenting to a client or prospective:

●	the qualifications of the Firm or its supervised persons;

●	the nature of the advisory services being offered or fees to be charged for the services; and/or

●	omitting a material fact regarding qualifications, services or fees.

●	Providing a report or recommendation to a client prepared by someone other than the Firm or its Advisor(s) without disclosing that fact. This prohibition does not apply to a situation where the Firm uses published research reports or statistical analyses to render advice or where the Firm or the Advisor orders such a report in the normal course of providing service.

●	Charging a client an excessive or unreasonable advisory fee.

●	Charging a financial planning fee and failing to deliver the services paid for by the client.

●	Failing to disclose to investors, in writing, before advice is rendered, any material conflict of interest relating to the Firm or the Advisor which could be reasonably expected to impair the rendering of unbiased and objective advice

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●	Failing to disclose to the client your receipt of any compensation received from a third party connected with advisory services provided to the investor where such compensation is in addition to the compensation charged to the investor for the services rendered.

●	Guaranteeing a client or investor that a specific result will be achieved – gain or loss – by virtue of the advice or transactions to be implemented.

●	Publishing, circulating, or distributing an advertisement that does not comply with the advertising rules stipulated in SEC Rule 206(4)-1 under the Investment Advisers Act of 1940 and that has not been pre-approved by the Compliance Department.

●	Entering into, extending, or renewing an investment advisory contract not in writing. All investment advisory contracts must disclose, at minimum, the following:

●	Description of the services to be provided;

●	The advisory fee, the formula for computing the fee, and whether the fee is billed in advance or in arrear of services rendered;

●	Whether the contract grants discretionary power;

●	A statement that no assignment of the contract shall be made without the consent of the investor;

●	The proxy voting rights of the investor; and

●	The custodian of the assets.

The conduct described above is not an exhaustive list. Engaging in other conduct inconsistent with standards of fiduciary care, such as forgery, embezzlement, nondisclosure, incomplete disclosure, any misstatement of material fact, or manipulative or deceptive practices will also constitute dishonest and unethical practices under the policies of the Firm and possibly federal and state securities laws.

B. Compliance with Laws and Regulations

All supervised persons must comply with all applicable federal and state securities laws, rules, and regulations as well as any applicable non-securities laws, rules, and regulations. It is unlawful for the Firm or its agents or employees to employ any device, scheme or artifice to defraud any client or prospective client, or to engage in fraudulent, deceptive or manipulative practices. Any violation of such laws, rules, or regulations or of any part of this Code of Ethics may result in immediate termination and notification of such violation to the appropriate regulatory authority.

C. Conflicts of Interest

A conflict of interest is defined as a situation in which someone in a position of trust has competing professional and/or personal interests. It is important that all Advisors avoid actions and situations that may cause or involve a conflict of interest or an abuse of a client’s trust, or which may carry the appearance of impropriety. Where conflicts of interest or the appearance of conflicts of interest cannot be entirely avoided by the Advisor, such conflict must be fully disclosed to the client or party of interest.

Having a conflict of interest is not, in and of itself, evidence of wrongdoing, however, a conflict of interest may result in or be used in the context of litigation asserting that the Firm and/or Advisor took advantage of the conflict for their own benefit.

It is impossible to list every situation that might create a conflict of interest or the appearance of a conflict of interest. In addition to the standards, policies, and procedures contained in this Code, the Firm relies on each Advisor to recognize and avoid conduct that could present conflicts of interest or the appearance thereof by using common sense and good judgment. The following policies are intended to assist Advisors in their determinations.

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Favoritism

●	Neither the Firm nor any of its supervised persons may favor the interests of one client over another client. This includes the favoring or preference of accounts based on asset size, fee amounts, and personal or professional relationships.

Borrowing

●	No supervised person or member of his/her family may borrow any money from, or lend any money to, any client of the Firm, or any suppliers, service providers, brokers, or other parties with whom the supervised person currently has contractual or other business arrangements unless prior approval is given by the Managers. Notwithstanding the foregoing, a supervised person may maintain margin accounts for their personal trading activities and/or borrow from a legitimate lending institution.

Brokerage Referrals

●	All supervised persons must act in the best interest of their clients regarding execution and other costs incurred for brokerage services. In particular, all Advisors must strictly adhere to the policies and procedures regarding best execution, so that securities transactions for clients are executed in such a manner that the client’s total cost or proceeds in each transaction is the most favorable to him/her under the circumstances. The Firm considers transaction costs as well as qualitative factors, such as the range of the broker’s services, including but not limited to the value of research provided, overall execution capabilities, financial strength, administrative resources, and responsiveness.

No Transactions with Clients

●	Supervised persons are not permitted to knowingly sell to or purchase directly from a client any security or other property interest.

Gifts, Entertainment, & Gratuities

●	Generally, no supervised person or member of his/her family may accept, offer, or give a personal gift, benefit, service, or form of entertainment of any kind that is of greater than reasonable value or frequency from or to clients, broker-dealers, or other companies and persons involved in the securities or financial industry or any other entity that does business with the Firm. In order to monitor for this potential conflict of interest, Advisors are subject to the following pre-approval and reporting guidelines:

●	No gift may be accepted, offered, or given where it is related to the performance of a transaction, portfolio, or account.

●	Pre-approval is required for any gift given or offered by the supervised person that could be considered of greater than reasonable value or frequency. Gifts totaling less than $250 per recipient per year (not per gift) to a single individual or entity are generally considered reasonable; a gift or combination of gifts to a single recipient totaling $250 or more within a single year must be pre-approved by the Managers.

●	Gifts offered to or received by a supervised person must be reported to the Managers when its value may be greater than $250, or when the aggregate of all gifts to the supervised person from a single person or entity in a single year totals $250 or more.

●	Personal gifts for occasions such as weddings or birthdays are not required to be reported.

●	“Normal” business expenses, such as business dinners or lunches are excluded from this reporting requirement if a prudent person would deem the expense reasonable. Supervised persons must exercise good judgment in determining if such an event should need reporting and should fault on the side of reporting if the obligation to do so is unclear.

Service on a Board of Directors of a For-Profit Business

●	Supervised person may not acquire a controlling interest or become a director or an officer of a business organized for profit without first obtaining approval from the Firm. Approval will be based upon a determination that such service would not create a real or perceived conflict of interest and would otherwise be consistent with the interests of the Firm and its clients.

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Service with Civic & Charitable Organizations

●	The Firm encourages its supervised persons to participate in local civic and charitable activities, however, it may be improper in some situations for a supervised person to serve as a member, director, officer, or employee of a non-profit organization including municipal corporations, local agencies, school boards, or library boards where such entities may engage in advisory or other business relationships with the Firm or the supervised person.

●	The Firm requires a written notification and explanation of the activity regarding the nature of the activity and its effects, if any, on potential future business relationships or other real or perceived conflicts of interest. Written approval from the Firm is required if the entity is an existing Firm client.

Introduction Fees to Consultants, Agents, Solicitors, or Third-Party Providers

●	Any and all fees and payments, direct or indirect, to consultants, agents, solicitors or other third- party providers of professional services must be approved by the Firm prior to the conclusion of any formal arrangements for services, if such fee is compensation (direct or indirect) for the introduction of an advisory client or advisory business.

Personal Fees

●	Supervised persons may not accept personal fees or any other form of remuneration in connection with any securities transactions on behalf of the Firm or any of its clients, except those approved by the Firm and that are received in the ordinary course of business.

Advisory Conflict of Interest Disclosure

●	All supervised persons engaging in investment advisory activities must provide each advisory client, prior to entering into an advisory relationship, a copy of the applicable Investment Advisory Disclosure Brochures (ADV2A Disclosure Brochure and/or Wrap Fee Program Brochure and the Advisor’s ADV2B Bio Brochure) and Form CRS. These disclosure documents provide the advisory client with pertinent information regarding conflicts of interest and additional compensation disclosures.

Personal Fiduciary Appointments

●	Supervised persons may not accept a primary, contingent or successor fiduciary appointment on behalf of one of his/her clients (e.g., personal representative, executor, trustee, power of attorney, etc.). All fiduciary appointments must be pre-approved by the Firm. In most cases, appointments made by an immediate family member will be approved by the Firm.

Beneficiary Appointments

●	Supervised persons may not directly or indirectly influence, induce or be named as a designated beneficiary on a client’s securities/advisory account, insurance policy, or last will and testament unless the client is an immediate family member. Should a supervised person become aware that he/she has been named as a designated beneficiary on a securities/advisory account, insurance policy or last will and testament, or has been named as an executor or personal representative to the last will and testament, the supervised person must notify the Managers and will be required to disclaim the fiduciary role and/receipt of property as soon as he/she becomes aware and/or in accordance with the laws of the state of the client/decedent.

Client Trades

●	The Firm prohibits any supervised person from using knowledge about pending or currently considered securities transactions for clients to profit personally, directly or indirectly, as a result of such transactions, including by purchasing or selling such securities.

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D. Supervised Persons/Access Persons

The definitions used in this Code of Ethics are drawn from those set forth under Section 204 of the Investment Advisers Act of 1940 (the “Act”).

Supervised Person:

●	Any officer, director, investment adviser representative or employee of the Firm who assists in the advisory business of the Firm;

●	Any person, regardless of employment status (i.e., independent contractor, full-time or part- time or temporary) who provides investment advice for an advisory fee on any type of securities or financial planning services on behalf of the Firm

Policies Applicable to Supervised Persons:

When a supervised person buys or sells securities for his/her own account or any account over which the he/she has control or discretion (e.g., spouse, children or trust accounts), conflicts of interest may arise between clients’ and the supervised person’s interests. In order to avoid or minimize such conflicts, supervised persons must adopt the following practices.

●	No Use of Insider Information. Supervised persons are prohibited from using material nonpublic information in placing any personal securities transaction or making an investment decision. The recommending of such transactions or decisions based on insider information is also prohibited (see section on insider trading).
●	Objectivity. Supervised persons must attempt to maintain total objectivity between personal investment decisions and those made for or recommended to a client;
●	Commensurate Trading. A supervised person’s personal trading activity should be commensurate (on “the same side of the market”) with the trades being placed on behalf of his/her client(s) (e.g., buying when the client is buying; selling when the client is selling).
●	No Cross Trading. A supervised person may not take advantage of his/her discretionary position to take an investment opportunity from a client for his/her own account(s) or profitability.
●	No Front Running. “Front running” refers to the illegal practice of a supervised person executing orders in a security for his/her own account while taking advantage of advance knowledge of pending orders from clients or other customers. When orders previously submitted by clients will predictably affect the price of the security, purchasing first for his/her own account gives the supervised person an unfair advantage, since he/she can expect to close out his/her position at a profit based on the new price level. Front running may involve either buying (where the Supervised Person buys for his/her account, before filling client buy orders that drive up the price) or selling (where the supervised person sells for his/her own account, before filling client sell orders that drive down the price).

Access Person:

●	A supervised person who is deemed to have access to non-public information regarding client’s purchases or sales of securities, and who is involved in making securities recommendations to clients or has access to such recommendations.

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II.	Material Non-public Information (Insider Information)

A. Access vs. Misuse

The Firm has a duty under Section 204A to prevent the misuse of MNPI which includes misuse of material nonpublic information about the Firm’s securities recommendations, client securities holdings, and transactions. The Firm’s duty of care requires that it safeguard such sensitive information. The Firm must control dissemination of this information.

B. Material Nonpublic Information

Material nonpublic information includes, but is not necessarily limited to:

■	The Firm’s securities recommendations;

■	A client’s securities holdings;

■	A client’s transactions;

■	Information about the issuer of a security or of the security itself that has not been made known to the general public (insider information.)

“Material Nonpublic Information” is any information which has not been publicly disseminated and which a reasonable investor might consider important in making an investment decision. Examples of the types of information that is likely to be deemed “material” include, but are not limited to, the following:

■	Dividend increases or decreases;

■	Earnings estimates or material changes in previously released earnings estimates;

■	Significant expansion or curtailment of operations;

■	Significant increase or decline in revenues;

■	Significant merger or acquisition proposals or agreements, including tender offers;

■	Significant new products or discoveries;

■	Extraordinary borrowing;

■	Major litigation;

■	Liquidity problems;

■	Extraordinary management developments

■	Purchase and sale of substantial assets.

C. Misuses of Material Nonpublic Information

It is against federal law to buy or sell securities when in possession of material nonpublic information and the person effecting such purchase or sale was aware of the material nonpublic information with respect to that security or issuer at the time the purchase or sale occurred. It is also unlawful to give material nonpublic information to any other person who may then trade on the basis of that information.

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It is unlawful for any person to misuse, either directly or indirectly, any material, nonpublic information. supervised persons, including owners, partners, employees, and associated persons who are in possession of any material, nonpublic information are prohibited from:

■	Purchasing or selling such securities for their own accounts or for accounts in which they have a beneficial interest or over which they have the power, directly or indirectly, to make investment decisions;

■	Soliciting customer orders to purchase or sell the securities which would be affected by the information;

■	Issuing research reports, recommendations or comments which could be construed as recommendations; or

■	Disclosing such information or any conclusions based thereon to any other person in or outside of Argentus.

D. Prevention of Misuse of Material Nonpublic Information

The following action will be taken to prevent the misuse of material nonpublic information:

■	Access Persons are required to submit quarterly transaction reports to the Firm within 30 days of the end of the calendar quarter to be reviewed for inappropriate transactions;

■	Information in the Firm’s possession with respect to client’s holdings, transactions, and recommendations made to clients will be disseminated internally on a need to know basis only;

■	Any supervised person of the Firm who comes into possession of material nonpublic information is required to immediately report it to the Firm.

■	Supervised persons will be required to acknowledge receipt of this manual each year.

E. General Confidential Information

In the course of its investment advisory activities, the Firm gains access to non-public information about its clients. Such information may include a person’s status as a client, personal financial and account information, the allocation of assets in a client portfolio, the composition of investments in any client portfolio, information relating to services performed for or transactions entered into on behalf of clients, advice provided to clients, and data or analyses derived from such non-public personal information.

All supervised persons of the Firm, both during the time of their association with the Firm as well as thereafter, are strictly prohibited from divulging, or causing or allowing the divulgence of, confidential information of any client.

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III.	Personal Brokerage Account Reporting

A. Reporting Requirements

1.	Initial Holdings Report

Within 10 days of being notified by that the Firm you are an Access Person (which shall be done via email), you are required to submit a report of all qualifying personal brokerage accounts and holdings within such accounts via email, which information shall be current as of a date no more than 45 days prior to the date you became an access person

Account statements aged no more than 45 days issued by the account custodians can serve as such a report.

2.	Quarterly Transaction Report

Within 30 days at the end of each calendar quarter, Access Persons are required to report all trading activity within such accounts at the end of each calendar quarter. The quarterly trade report must be received by the Firm no later than 30 days after the calendar quarter end. Commencing in Q4 2020, all Access Persons are required to provide, or have provided, to the Firm monthly brokerage/bank statements for all accounts holding reportable securities.

3.	Annual Holding Report

Within 30 days at the end of each calendar year, Access Persons are required to report all holdings within such accounts at the end of the calendar year. The annual holdings report must be received by the Firm no later than 30 days after the calendar year end and the information therein must current as of a date no more than 45 days prior to the date the report was submitted.

B. Securities That Must be Reported

A “reportable security” is a security as defined in the Adviser’s Act Section 202(a)(18):

“Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting- trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing. [Act Section 202(a)(18)]

Securities specifically excluded from those covered by this code of ethics are: (i) direct obligations of the U.S. Government; (ii) Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) money market funds; (iv) open-end funds other than reportable funds; and (v) units investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds.

C. Restrictions for Investing in an IPO or of Unregistered Securities

No Access Person of the firm may directly or indirectly acquire beneficial ownership in any security in an initial public offering or in a limited offering (unregistered securities) unless they obtain preapproval from the Firm prior to effecting such transaction.

D. Restricted List

From time to time the Firm may place an issuer on the “Restricted List.” This would occur, for example, of the Firm or one of its Advisors acquired MNPI with respect to that issuer, or if the Firm believed that investing in securities of such issuer by Access Persons would have a deleterious effect on the Firm. The Firm will periodically disseminate the Restricted List to all Access Persons. Trading in securities on the Restricted List will require an Access Person to obtain preapproval from the Firm prior to effecting any such transaction.

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IV.	Reporting Violations

All supervised persons subject to this Code of Ethics are required by law to report any violations of the Code as follows. Retaliation against a person reporting a violation is prohibited:

●	All violations of the Code of Ethics must be promptly reported to the Managers

●	All reports will be treated confidentially to the extent permitted by law and investigated promptly and appropriately.

●	A report may be submitted anonymously.

●	Retaliation against an individual who reports a violation is prohibited and constitutes a further violation of the Code.

The Managers will review reported violations and determine whether or not the Code has been violated and what actions need to be taken. Possible actions include, but are not limited to, reprimands, monetary fines, suspension, and termination.

V.	Communicating the Code of Ethics to Supervised Persons

The Firm will provide each of its supervised persons with a copy of this Code of Ethics and any amendments, and require them to acknowledge receipt thereof in writing.

By signing the acknowledgement of receipt, the supervised persons certifies that he/she has read, understands, and is committed to compliance with each aspect of the Code.

Any questions or requests for clarification should be submitted to the Chief Compliance Officer, or in his absence or unavailability, a Manager.

VI.	Recordkeeping

The Firm will maintain the following records in a readily accessible place;

●	A copy of the Code of Ethics policies that has been in effect at any time during the last 5 years.

●	A record of any violation of the Code and any action taken as a result of such violation for five years from the end of the fiscal year in which the violation occurred.

●	A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past five years was a supervised person. These records will be kept for five years after the individual ceases to be a supervised person of the Firm.

●	Lists of all the names of persons who are currently, or within the past five years were access persons.

●	A record of any decision and supporting reasons for approving the acquisition of securities by access persons in IPOs and limited offerings for at least five years after the end of the fiscal year in which approval was granted.

●	Holdings and transaction reports made pursuant to the Code.

Form ADV Disclosure

ADV2A and the Wrap Fee Program Brochure will reference the Code and state that a copy of the “Code of Ethics” will be provided to any client or prospective client upon request.

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